Filed by Gores Metropoulos II, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Metropoulos II, Inc.

Commission File No.: 001-39907

Date: April 30, 2021

On April 30, 2021, the following communication was made available by Francis Davidson on LinkedIn, Medium and Twitter:

Announcing Sonder’s plan to go public, raise $650M, and overcome the pandemic

Today, we’re announcing that Sonder will be going public through $GMII, delivering $650M of proceeds at a $2.2B EV. It’s been an epic 7 years, from getting started in a basement in college to where we are today, but here’s why I’m even more excited about what’s ahead.

First off, what is Sonder? Our mission is to revolutionize hospitality, through design and technology, to create a world of better stays open to all. We offer a selection of beautiful hotels and apartments that you can stay in for a night, a week or as long as you’d like.

All services are on the app. We actually run the properties ourselves with the help of our homegrown technology. This enables us to offer consistent quality, and to increase efficiency. We’re active in 35 cities across 8 countries with ~1,000 outstanding employees globally.

The first tectonic shift in hospitality occurred close to a hundred years ago, when brands like Hilton, Holiday Inn and Marriott introduced standards and consistent quality to consumers. They were so successful that nearly every hotel now built is flagged.

Prominent tech companies like Expedia and Booking arose in the 90s, but have only applied technology to the transaction – matching buyers and sellers – leaving the vast majority of the value-chain untouched.

In our view, the end state of the industry is one where technology and design are applied to every part of the business, not just the transaction: supply growth, interior design, property openings, demand generation, day-to-day operations and more.

Much like Amazon did for e-commerce, we’re applying innovation to every facet of hospitality in an end-to-end model. Vertically integrated businesses are more arduous to build, but their potential to reinvent the customer experience and its underlying economics is astounding.

When you travel and pick a place to stay, you broadly have 3 options. The first is a boutique/luxury hotel, often a great option but few can afford it. Then there’s the big box hotel which is consistent but unremarkable to say the least.

Increasingly, guests can flock to short term rentals. But the lack of predictability brings us back to a pre-brand era where picking a place to stay is a bit of a crapshoot.

We believe that there’s a way to combine the best of it all, without compromise. A modern, high quality, elevated stay open to all.

Our guests love staying with us – but real estate owners equally benefit from our platform. Through cost efficiencies and our operational capabilities, we allow them to increase cash flows without lifting a finger.

In the long run, we aim to become the largest brand amidst the $800B+ lodging market. In 2020, our top 3 direct competitors exited the market, and coming out of the pandemic we believe there’s no better moment than today to aggressively scale our disruptive model.

The ubiquity of mobile allows for the modernization of the industry. Room service is replaced with food delivery partnerships. The concierge becomes a messaging tab on the app. The check-in is fully digitized: book, verify your account and unlock the door with only a few taps.

The majority of our guests use the Sonder app when they stay with us. They can book, check-in (early), connect to fast and free WiFi in one tap, see our recs, message our team, request services, check-out and more. We like to call it the lobby on your phone.

But most of the technology we’ve built operates in the backend, powering supply growth, building openings and day-to-day operations. We’ve built a data platform and underwriting engine to guide supply growth, technology that powers our global supply chain, our own booking engine...

...distribution technology, pricing algorithms, task and workflow management software and more. Together, they form the OS for hospitality, providing a better, modern stay and ensuring that we can grow at a rapid pace with ever-improving economics.

Design is also deeply ingrained in our DNA. We take pride in the spaces we bring to life, through partnerships with talented artists, architects, and designers. While our aesthetic is elevated, we achieve it at scale without breaking the bank. Our mission requires it.

We’ve quickly achieved substantial scale with 300+ properties in 35 global markets. But before expanding to more geos, we plan to go deeper in our existing markets. Our concentrated growth will improve focus, our overhead leverage and accelerate our path to cash flow positivity.

I started Sonder by subletting student apartments, but we’ve come a long way since. Half of our signings now consist of apartment developments (licensed for hospitality), and the other half are hotels upgraded with our tech and design. Nearly all are full buildings.

2020 was an incredibly challenging year for the hospitality sector – by far the worst on record, and eclipsing the impact of the 5 worst downturns of the last century combined... So in March of 2020, we started targeting new use cases, a true Hail Mary at the time.

The result: COVID quarantiners, travel docs/nurses, relocations, and digital nomads quickly took our occupancy rate back to pre pandemic levels, achieving 2.8x more revenue per night than our comps.

Our guests skew leisure, domestic, and younger and in the near term, we believe the first phases of travel recovery will skew leisure, domestic drive time, and younger. That means we expect to outearn our fair share of every dollar that comes back to the category.

And as we come out of the pandemic, there may be long term changes to travel patterns which should benefit us, such as the continued growth of digital nomads and an increasing comfort with if not preference for digital service.

On the supply side, in both the commercial/mixed use apartment development and hotel segments, we have an enormous TAM. Even by 2025 and after 5 years of significant growth, we believe we’re only scratching the surface of market penetration.

Our supply-side deals generate very strong unit economics and have gotten much better. A typical contract has a 5-7 year initial term with optional renewals at our election, upfront abatement clauses, and a myriad of downside protections including a recession relief clause.

Since the onset of covid, we’ve switched to a model where landlords are funding nearly all of the capex, leading to very fast payback periods. We’re also increasingly signing flexible deals where payments are variabilized to performance, such as revenue shares.

We’re scaling incredibly rapidly because of the flywheel effects inherent to our business. The more we can invest in technology, the better the experience and lower our cost structure. This improves our unit economics and ultimately growth, cash flow, and more tech.

In the next few years we’ll keep improving our business model, with the aim of transitioning the majority of our signings to revenue share. In the long run, we plan to offer franchise contracts and sell our software to other operators.

Building an iconic 21st century brand won’t happen overnight. But we couldn’t be more excited to take this small step toward fulfilling our mission. Onward!

P.s. Our full presentation containing our projections can be found here.

Additional Information about the Transactions and Where to Find It

In connection with the business combination (the “Business Combination”) between Gores Metropoulos II, Inc. (the “Company”), Sonder Holdings Inc. (“Sonder”) and the other parties to the Agreement and Plan of Merger dated April 29, 2021 (the “Merger Agreement”), the Company intends to file a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement, consent solicitation statement and prospectus with respect to the Company’s securities to be issued in connection with the Business Combination that also constitutes a preliminary prospectus of the Company and will mail a definitive proxy statement/consent solicitation statement/prospectus and other relevant documents to its stockholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/consent solicitation statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the Business Combination and the other matters to be voted upon at a meeting of the Company’s stockholders to be held to approve the Business Combination and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. The Company may also file other documents regarding this Business Combination with the SEC. Company stockholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/consent solicitation statement/prospectus, as well as any amendments or supplements thereto, because they will contain important information about the Business Combination. When available, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to Company stockholders as of a record date to be established for voting on the Business Combination and the other matters to be voted upon at the Special Meeting.

When available, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to Company stockholders as of a record date to be established for voting on the Business Combination and the other matters to be voted upon at the Special Meeting. Investors and security holders will be able to obtain free copies of the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Metropoulos II, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, the Company’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

The Company, Sonder and their respective directors and officers may be deemed participants in the solicitation of proxies of Company stockholders in connection with the Business Combination. Company stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of the Company in the Company’s registration statement on Form S-1 (File No. 333-251663), which was declared effective by the SEC on January 19, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the Company stockholders in connection with the Business Combination and other matters to be voted upon at the Special Meeting will be set forth in the Registration Statement for the Business Combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination will be included in the Registration Statement that the Company intends to file with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning the Company’s or Sonder’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether the Business

Combination will generate returns for stockholders. These forward-looking statements are based on the Company’s or Sonder’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s or Sonder’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the Business Combination contemplated thereby; (b) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of the Company or other conditions to closing in the Merger Agreement; (c) the ability to meet Nasdaq’s or NYSE’s listing standards following the consummation of the Business Combination; (d) the inability to complete the PIPE (as defined below); (e) the risk that the Business Combination disrupts current plans and operations of Sonder or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the Business Combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s recently released statement on accounting and reporting considerations for warrants in special purpose acquisition companies) which could result in the need for the Company to restate its historical financial statements and cause unforeseen delays in the timing of the Business Combination and negatively impact the trading price of the Company’s securities and the attractiveness of the Business Combination to investors; (i) the possibility that Sonder may be adversely affected by other economic, business, and/or competitive factors; and (j) other risks and uncertainties indicated from time to time in the final prospectus of the Company, including those under “Risk Factors” therein, and other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by the Company. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company and Sonder assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor Sonder gives any assurance that either the Company or Sonder will achieve its expectations.

Disclaimer

This communication relates to a proposed business combination between the Company and Sonder. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

12